UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:    March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Purple Innovation, Inc.

Name of Registrant

N/A

Former Name if Applicable

4100 North Chapel Ridge Road, Suite 200

Address of Principal Executive Office (Street and Number)

Lehi, Utah 84043

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Purple Innovation, Inc.’s (the “Company”) Form 10-Q for the quarterly period ended March 31, 2021 (the “2021 First Quarter Form 10-Q”), was required to be filed on or before May 10, 2021.

As disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on April 30, 2021, the Audit Committee of the Board of Directors of the Company, after considering the recommendations of management, concluded that the Company’s previously issued audited financial statements as of and for the years ended December 31, 2020 and 2019 and previously issued unaudited financial statements for the periods ended September 30, 2020 and 2019, June 30, 2020 and 2019, and March 31, 2020 and 2019 (collectively, the “Non-Reliance Periods”) should not be relied upon due to required corrections related to the accounting for the Company’s warrants. In the past, the Company has accounted for certain warrants as equity. However, based on recent guidance the Company concluded that it has issued warrants that do not meet the conditions to be classified in equity and instead require liability classification under Accounting Standards Codification 815, Derivatives and Hedging.

The Company filed a Form 10-K/A on May 10, 2021 to amend the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 to restate the financial statement for the Non-Disclosure Periods. The Company is reviewing the impacts of the corrections on the Company’s unaudited financial statements for the quarterly period ended March 31, 2021.

As a result of the foregoing, the Company was unable to provide complete financial results for the quarterly period ended March 31, 2021 by the required due date of May 10, 2021. The Company is working diligently to complete the 2021 First Quarter Form 10-Q as soon as possible; however, given the scope of the process for the restatement of its financial results and consolidated financial statements and to determine the impact on the Company’s financial statements for the quarter ended March 31, 2021, the Company is unable to complete and file the 2021 First Quarter Form 10-Q by the required due date of May 10, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Craig Phillips	(801)	756-2600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its net revenues for the quarter ended March 31, 2021, will be approximately $186 million compared with approximately $122 million in the comparable prior period, with the increase primarily attributable to increases in mattress, bedding, and other product sales. The Company also expects to report a gross margin rate of approximately 46.5% and net income of approximately $21 million for the quarter ended March 31, 2021, respectively, compared to a gross margin rate of 43.5% and net income of $28 million for the quarter ended March 31, 2020, respectively. The difference in net income is primarily the result of the improved gross margin rate offset by changes in the fair value of warrant liabilities. These amounts are preliminary and are subject to change based on the completion of the Company’s procedures with respect to financial results for the quarter ended March 31, 2021.

Purple Innovation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2021	By:	/s/ Craig Phillips
Craig Phillips
Chief Financial Officer

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